FORM 6-K

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR March 23, 2006

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                                  FORM 27

               MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.    Reporting Issuer
      ----------------

      DynaMotive Energy Systems Corporation
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      March 22, 2006

3.    Press Release
      -------------

      March 22, 2006

4.    Summary of Material Change
      --------------------------

Vancouver, B.C. DynaMotive Energy Systems Corporation (OTCBB:DYMTF) announced today that it will be participating in three major industry events during March and April of 2006. DynaMotive?s participation in these events demonstrates Dynamotive?s increasingly higher profile in both the U.S. and Canadian alternative energy markets.

At Globe 2006, over 2,000 delegates from around the world will meet in Vancouver for one of the most important international gatherings of environmental business leaders, corporate environmental managers and sustainable development players. DynaMotive will have a major presence at the Globe 2006 Conference, exhibiting at the trade show and delivering a presentation entitled ?From Vision to Action: Making Real Progress in Alternative Energy Diffusion?. Andrew Kingston, DynaMotive?s President and CEO will speak on rising oil prices and the changing dynamics for renewable and alternative energy providers and will address the capitalization of clean energy initiatives and meeting the regulatory challenges.

DynaMotive is also pleased to have been invited to participate in the prestigious Montreux Energy Roundtables. Founded in 1990, Montreux Energy organizes six senior-level strategic forums on the future of global energy investment. Over 3,500 industry, government and international scientific leaders have previously taken part in Montreux Roundtables. Participation is by invitation and limited to 100 executives and this year will be held in Aspen, Colorado. Mr. Kingston will speak on sustainability and fuel options at the Roundtable event, on April 5 to 7. Participation in the Montreux Roundtables will help DynaMotive achieve the broadest recognition of pyrolysis and BioOil energy and the highest levels of personal relationships with other global leaders and potential partners.

5.    Full Description of Material Change
      -----------------------------------

      Please see attached press release

6.    Reliance on Section 85(2) of the Act
      ------------------------------------

      N/A

7.    Omitted Information
      -------------------

      N/A

8.    Senior Officers
      ---------------

      The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

      Andrew Kingston
      President & CEO
      6630 Churchill Street
      Vancouver, BC V6P 5B3
      (604) 267-6013

9.    Statement of Senior Officer

      The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. as of the 22rd day of March, 2006.

             DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                       (signed)     Andrew Kingston
                                    ---------------
                                    Andrew Kingston
                                    President & CEO

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT
REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES
LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION     NEWS RELEASE: MARCH 22, 2006

DynaMotive Announces Participation in Upcoming Industry Events

Vancouver, B.C. DynaMotive Energy Systems Corporation (OTCBB:DYMTF) announced today that it will be participating in three major industry events during March and April of 2006. DynaMotive?s participation in these events demonstrates Dynamotive?s increasingly higher profile in both the U.S. and Canadian alternative energy markets.

At Globe 2006, over 2,000 delegates from around the world will meet in Vancouver for one of the most important international gatherings of environmental business leaders, corporate environmental managers and sustainable development players. DynaMotive will have a major presence at the Globe 2006 Conference, exhibiting at the trade show and delivering a presentation entitled ?From Vision to Action: Making Real Progress in Alternative Energy Diffusion?. Andrew Kingston, DynaMotive?s President and CEO will speak on rising oil prices and the changing dynamics for renewable and alternative energy providers and will address the capitalization of clean energy initiatives and meeting the regulatory challenges.

DynaMotive is also pleased to have been invited to participate in the prestigious Montreux Energy Roundtables. Founded in 1990, Montreux Energy organizes six senior-level strategic forums on the future of global energy investment. Over 3,500 industry, government and international scientific leaders have previously taken part in Montreux Roundtables. Participation is by invitation and limited to 100 executives and this year will be held in Aspen, Colorado. Mr. Kingston will speak on sustainability and fuel options at the Roundtable event, on April 5 to 7. Participation in the Montreux Roundtables will help DynaMotive achieve the broadest recognition of pyrolysis and BioOil energy and the highest levels of personal relationships with other global leaders and potential partners.

DynaMotive will be also be attending and exhibiting at the Power-Gen Renewable Energy & Fuels Conference held in Las Vegas, April 10 to 12. The Conference is one of America?s premier renewable energy conferences and is focused on moving renewables into the mainstream of the energy sector. Featuring more than 100 exhibiting companies from all sectors of the renewable energy industry, Power-Gen showcases the most innovative and cutting-edge technologies impacting the commercial progress of the industry. Power-Gen Renewable Energy covers the most critical trends and technologies affecting the wind, solar, biomass/biofuel hydro, geothermal and ocean/tidal sectors of the industry. The event is produced by PennWell Corp and co-sponsored by the American Council on Renewable Energy (ACORE).


For more information on DynaMotive, please call:
Corporate Communications:
Tel: (604) 267-6000
Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email: info@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are forward-looking statements.

Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company's disclosure filings with the Securities and Exchange Commission